[TERADATA LETTERHEAD]

August 23, 2007

Mr. Mark Shuman

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Tel: (202) 551-3462

Facsimile: (202) 772-9210

Re:	ACCELERATION REQUEST

Teradata Corporation

Registration Statement on Form 10

Filed on May 10, 2007

Amended July 2, 2007 and August 21, 2007

Registration No. 001-33458

Mr. Shuman:

Teradata Corporation hereby requests that the effective date of the above-referenced Registration Statement on Form 10 (the “Registration Statement”) be accelerated such that the Registration Statement becomes effective as soon as practicable.

We would be grateful if you would fax notice of the effectiveness of the Registration Statement to our counsel, Wachtell, Lipton, Rosen & Katz, Attn.: Stephanie Seligman at (212) 403-2225.

Very truly yours,

By:	/s/ Margaret Treese
Margaret Treese
Assistant Secretary Teradata Corporation

cc:	Stephanie Seligman